ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS - INTERIM

DATED November 28, 2006

This Interim MD & A is intended to cover the Company’s third fiscal quarter from July 1, 2006 to September 30, 2006 - and the period thereafter to November 28, 2006.  It is to be read in conjunction with the Company’s Annual Management Discussion and Analysis dated April 20, 2006, the audited financial statements of the Company prepared to December 31, 2005, and interim Management Discussion and Analysis dated May 23, 2006 and August 4, 2006.

1.

Overall Performance

Spanish Mountain, British Columbia, property

The Company initiated a geochemical soil sampling programme during its first fiscal quarter and obtained the assay results from the programme in mid-July.  Management considered the results very encouraging as they indicated a number of strong gold anomalies on portions of the optioned claims.  The results were reported in the Company’s News Release dated July 20, 2006.  Based on these results, and on additional favourable drilling results announced by Skygold Ventures Ltd. and Wild Rose Resources Ltd. whom are exploring adjacent property, the Company undertook a diamond drilling programme that consisted 15 drill holes totalling 1,957.75 meters.  The programme was effectively concluded November 16, 2006.  The hole sites were plotted by the Company’s geologist on the basis of information then available.   The core from the holes has been submitted to an assay laboratory in Vancouver, BC.  Due to the laboratory being busy and backlogged the Company  has received only partial results which are not sufficient to warrant any meaningful analysis.

Michaud, Ontario property

In the report for the first fiscal quarter the Company announced that it and its 50% joint venturer, Moneta Porcupine Mines Inc., would commence a 4-hole diamond drilling programme.  Moneta - which is the Operator of the Joint Venture - has advised the Company that the programme was started but that, due to inclement weather and drilling problems, the programme was suspended without intersecting the target depth.  Drilling is expected to resume in January, 2007.

During the quarter the Joint Venture acquired an option to acquire a net 37.5% interest in the 3-claim block known as the “Dyment” claims which adjoin the Joint Venture’s claims.  One of the 4 holes drilled - referred to above - was on the Dyment claims.

Nachako, British Columbia area property

The Company conducted initial prospecting on portions of the Nachako area property - also known as the “Finger Lakes Property”.   After reviewing the results the Company terminated its option agreement.

Financing

The Company did no new financing during the quarter.  During the quarter 50,000 share purchase warrants were exercised for $0.18 per share and 150,000 options were exercised at $0.12 per share.  As a result, the Company issued a total of 200,000 shares and received proceeds of $27,000.

Expenses

The Company’s expenses - and loss - for the third Quarter were, in some categories, lower than in the previous quarter and the equivalent quarter of the previous fiscal year.  This was due to a lower level of activity - particularly with respect to financing and promotion, and investor relations activities.  For the third quarter the Company did not book any consulting or accounting costs and had reduced levels of legal and filing fees.

2.

Results of Operations

Because the Company did not have any operations which produced sales revenues - i.e. did not have any business operations - no meaningful analysis can be done of the Company’s operations.

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Sept. 30/06	June 30/06	Mar. 31/06	Sept. 30/05	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04
(a) Net sales or total revenues	$0.00	$0.00	$0.00	$0.00	$ 0.00	$0.00	$22,680	$0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	111,169 0.01	177,301 0.01	114,579 0.01	149,688 0.01	123,701 0.01	100,635 0.01	409,347 0.03	76,612 0.01
(c) Net loss - total - per share undiluted - per share diluted*	109,702 0.01	177,301 0.01	114,579 0.01	149,688 0.01	123,701 0.01	100,635 0.01	409,347 0.03	76,612 0.01

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter – primarily in raising funding or supervising exploration work on its property

4.

Liquidity

At the close of business on November 15, 2006 the Company had net working capital of approximately $750,000.  This represents sufficient funding for the Company to conduct some additional exploration work on its properties – but nothing of significance.  If the Company decides to undertake major exploration programmes on its properties additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase warrants and share purchase options – although the amounts that might be received from such exercises is not determinable at this time.   The Company has no financial commitments other than to pay its monthly general and administrative expenses.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company;  and $992 per month for the rental of computer and other equipment;

(b)

Frank Lang is paid a monthly director’s fee of $2,500;

(c)

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered;

6.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the Company’s most recent Annual Information Form - being the Form 20F filed by the Company with the United States Securities and Exchange Commission, dated May 31, 2006; and its Short Form Offering Document dated April 29, 2005 have been filed on SEDAR and are available at www.sedar.com. Information about the Company may also be seen on its website at www.acrexventures.com.

 (b)

Outstanding share data at June 30, 2006:

(i)

The Company has 26,663,936 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has share purchase options outstanding entitling the purchase of:

-

600,000 shares of the Company exercisable at $0.30 per share before June 3, 2007

-

565,000 shares of the Company exercisable at $0.28 per share before November 4, 2008

-

485,000 shares of the Company exercisable at $0.12 per share before July 7, 2010

-

100,000 shares of the Company exercisable at $0.12 per share before December 5, 2010

-

100,000 shares of the Company exercisable at $0.12 per share before October 13, 2010

-

100,000 shares of the Company exercisable at $0.30 per share before June 15, 2011

-

  50,000 shares of the Company exercisable at $0.30 per share before June 29, 2011 so that there are now options outstanding on 2,000,000 shares.

(iii)

The Company has share purchase warrants outstanding entitling the purchase of:

-

3,000,000 shares of the Company exercisable at $0.30 per share before May 2, 2007.